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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                AMENDMENT NO. 1
                                       TO
                                   FORM 8-A/A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             DELTA AIR LINES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                 Delaware                                58-0218548
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(State of other jurisdiction of incorporation) (IRS Employer Identification No.)


  Hartsfield Atlanta International Airport
              Atlanta, Georgia                              30320
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  (Address of principal executive offices)                (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class                           Name of each exchange on which
    to be so registered                           each class is to be registered
---------------------------------                 ------------------------------
 Series D Junior Participating
Preferred Stock Purchase Rights                      New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
    ------------------------------------------------------------------------
                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Delta Air Lines, Inc. (the "Company") recently amended its Rights Agreement. The disclosure in the Company's Form 8-A/A regarding its Rights Agreement is thus hereby amended and restated in its entirety as follows:

RIGHTS AGREEMENT

         On October 24, 1996, the Company entered into a Rights Agreement (the "Original Rights Agreement") with First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"). The Original Rights Agreement and the form of the Original Rights Certificate were previously filed as Exhibits 1 and 2 to this Form 8-A/A on November 4, 1996 and are incorporated herein by reference. As of July 22, 1999, the Company and the Rights Agent entered into Amendment No. 1 to the Original Rights Agreement ("Amendment No. 1"). Amendment No. 1 is filed as Exhibit 3 hereto and is incorporated herein by reference. The Original Rights Agreement as amended by Amendment No. 1 is referred to below as the Rights Agreement.

         On October 24, 1996, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $3.00 per share (the "Common Stock"), payable to holders of record of the Common Stock as of the close of business on November 4, 1996 (the "Record Date").

         Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th business day after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

         Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $300 (the "Purchase Price"), one one-hundredth of a share of the Company's Series D Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock").

         If any person has become an Acquiring Person (and none of the events described in the second succeeding paragraph have occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the


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Distribution Date, to purchase, for the Purchase Price, a number of shares of
Common Stock having a market value of twice the Purchase Price.

         At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

         If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

         The Board of Directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person.

         The Rights will expire on November 4, 2006, unless earlier exchanged or redeemed.

         For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Rights Agreement to become amendable other than in accordance with this sentence or cause the Rights again to become redeemable.

         Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

         The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

         Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 1,500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the


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Board of Directors since the Rights may be redeemed by the Company as described above.

         While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety be reference to the Rights Agreement.

ITEM 2. EXHIBITS

3. Form of Amendment No. 1 to Rights Agreement dated as of October 24, 1996 between Delta Air Lines, Inc. and First Chicago Trust Company of New York, as Rights Agent.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                DELTA AIR LINES, INC.



                                By: /s/ Leo F. Mullin
                                    --------------------------------------------
                                    Name:  Leo F. Mullin
                                    Title: President and Chief Executive Officer


Dated:  July 30, 1999